EXHIBIT 12.2

                           FINOVA CAPITAL CORPORATION
                 COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
                             (Dollars in Thousands)

                                          Three Months
                                         Ended March 31,                 Year Ended December 31,
                                       ------------------  ------------------------------------------------
                                                   1998
                                        1999     restated    1998      1997      1996      1995     1994
                                        ----     --------    ----      ----      ----      ----     ----
Income from continuing operations
  before income taxes                 $ 82,772   $ 66,686  $266,297  $224,191  $188,288  $153,883  $125,706

Add fixed charges:
  Interest expense                     131,183    110,280   478,177   414,650   365,603   337,188   210,256
  One-third of rent expense              1,111        926     3,854     2,789     2,368     2,084     2,053
                                      --------   --------  --------  --------  --------  --------  --------

Total fixed charges                    132,294    111,206   482,031   417,439   367,971   339,272   212,309
                                      --------   --------  --------  --------  --------  --------  --------

Income as adjusted                    $215,066   $177,892  $748,328  $641,630  $556,259  $493,155  $338,015
                                      --------   --------  --------  --------  --------  --------  --------

Ratio of income to fixed charges          1.63       1.60      1.55      1.54      1.51      1.45      1.59
                                      ========   ========  ========  ========  ========  ========  ========